Eversheds Sutherland (US) LLP 1114 Avenue of the Americas, 40th Floor New York, NY 10036-7703 D: +1 212.389.5080 F: +1 212.389.5099 dodiekent@ eversheds-sutherland.com

June 26, 2023

VIA CORRESPONDENCE

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Sonny Oh

Senior Counsel

Division of Investment Management

Disclosure Review and Accounting Office

Re:	Brighthouse Life Insurance Company

Brighthouse SmartGuard Plus

Initial Registration Statement on Form S-3

File No. 333-268618

Dear Mr. Oh,

On behalf of Brighthouse Life Insurance Company (the “Company”), we are responding to the comments you conveyed to me and Alex Stith on June 23rd, 2023 with regard to the Company’s above-referenced filing (the “initial registration statement”). This letter has been filed as Correspondence and the Company will make corresponding changes to the initial registration statement reflecting revisions in response to the Staff’s comments. We have also provided a blackline of the prospectus.

For your convenience, the Staff’s comments are repeated below, followed by the Company’s response.

1.

Comment: On p. 10, in the beginning of the third paragraph, there appears to be an inapplicable reference to Accrued Buffer Rate and Accrued Cap Rate in the discussion of Segment Value. If the disclosure intends to address the Segment Value on the Segment Maturity Date, there is no need to mention the accrued rates. Please consider more closely emulating the definition of Segment Value in the “Special Terms” section.

Response: The Company has revised the paragraph for clarity, and the revisions included removing the references to Accrued Buffer Rate and Accrued Cap Rate.

Eversheds Sutherland (US) LLP 1114 Avenue of the Americas, 40th Floor New York, NY 10036-7703 D: +1 212.389.5080 F: +1 212.389.5099 dodiekent@ eversheds-sutherland.com

2.

Comment: In the fifth line of the same paragraph on p. 10, please state the full rider name correctly. On p. 62, the rider is identified as “Acceleration of Death Benefit for Terminal Illness.” Additionally, please be consistent throughout the prospectus in using the defined term for the rider (“Accelerated Death Benefit”).

Response: The Company has made the requested revisions. We note per prior staff comments, that generally we do not use defined terms within the definition of another term in the SPECIAL TERMS section. Accordingly, in the SPECIAL TERMS section, as applicable, we use the provision’s full name, as opposed to the defined term “Accelerated Death Benefit.”

3.

Comment: At the end of the fourth paragraph on p. 10, please delete the last sentence of the paragraph. Instead, please revise the second-to-last sentence to end: “…and transfers from Indexed Account Cash Value to the Fixed Account if you choose to start (or restart) Distribution Payments under the GDR, ….” Please make this similar change throughout the prospectus, as appropriate.

Response: The Company has made the requested revisions.

4.	Comment: With regard to the added language in the fifth paragraph on p. 10:

a.	Please add the word “current” before “Segment Value amount.” For example, see footnote 6 to Example 2A. Please make this similar change throughout the prospectus, as appropriate.

Response: The Company has made the requested revisions.

b.	Please also make sure that the relationship between the Segment Value and Interim Segment Value is clear throughout the prospectus.

Response: The Company has made the requested revisions.

c.	Please also include an example showing two transactions (e.g., loans) demonstrating the use of current Segment Value in the Interim Segment Value.

Response: The Company has revised example 4C in the LOANS section to reflect two loans.

5.

Comment: On p. 11, in the Key Information table, under GDR, at the end of the first paragraph, please add disclosure highlighting the fact that Distribution Payments do not reduce the Face Amount and that the GDR Charge is assessed periodically based on the full

Eversheds Sutherland (US) LLP 1114 Avenue of the Americas, 40th Floor New York, NY 10036-7703 D: +1 212.389.5080 F: +1 212.389.5099 dodiekent@ eversheds-sutherland.com

Policy Face Amount at issue — regardless of whether the Death Benefit has been reduced. Please add similar disclosure in the GDR discussion.

Response: The Company has made clarifying revisions.

6.

Comment: On page 29, please add all of the disclosure about reducing the number of Index options down to one, which was agreed upon in the April 28th Shield-related correspondence. For example, this language has been fully added on pages 21-22. Specifically, please add the sentence relating to the possibility that the substituted Index may not be acceptable to the investor, and the sentence discussing the fact that the performance of the new Index may not be as good as the one that was substituted.

Response: The Company has made the requested revisions.

7.

Comment: On p. 29, in the fourth line from the bottom of the paragraph under “Discontinuation or Substantial Change to an Index,” please delete the parenthetical, “assuming no loans or an Accelerated Death Benefit payment.” It is unclear why this assumption is applicable in the discussion of how crediting works when an Index is substituted.

Response: The Company has made the requested revisions.

8.

Comment: On p. 36, with regard to the second sentence of the second paragraph discussing the calculation of Interim Segment Value, please make clear that the transaction is occurring halfway through the Segment Term, i.e., hence the reference to 5% rates.

Response: The Company has made the requested revisions.

9.	Comment: On p. 39, please bold the entire first sentence of the third paragraph.

Response: The Company has made the requested revisions.

10.

Comment: On p. 39, in the fourth line of the fourth paragraph, please consider using a different term for communication from the Company to the investor, or consider tweaking the definition of “Notice” to account for communications flowing in both directions.

Response: The Company has revised the disclosure to identify communications from the Company to the investor as “notifications.”

Eversheds Sutherland (US) LLP 1114 Avenue of the Americas, 40th Floor New York, NY 10036-7703 D: +1 212.389.5080 F: +1 212.389.5099 dodiekent@ eversheds-sutherland.com

11.

Comment: On p. 40, in footnote 3, please replace the reference to “Segment Index-Linked Credit Rate” with “Segment Performance Rate.” Please refer to comment no. 10 in the previous June correspondence.

Response: The Company has made the requested revisions.

12.	Comment: At the top of p. 42, please bold “multiplied by the Annual Maximum Fixed Loan Interest Rate.”

Response: The Company has made the requested revisions.

13.

Comment: In the paragraph at the top of p. 43, please define Loan Account Cash Value and Policy Loan Balance. Additionally, please clarify whether the Loan Account Cash Value includes net interest or just the credited interest? Please also clarify when Loan Account Cash Value would be lower than the Policy Loan Balance.

Response: Respectfully, definitions for Loan Account Cash Value and Policy Loan are in the paragraph before Example 4A and further explained in the footnotes to example 4A. The Company has made the requested revisions to address the remainder of the comment.

14.	Comment: Please revise the beginning of the first paragraph on p. 45 to state, “Examples 4B and 4C are intended to show….”

Response: The Company has made the requested revisions.

15.

Comment: On p. 51 under “Death Benefits,” in the second bullet point, the Staff notes that sometimes the term “minimum death benefit factors” is plural and other times it is singular. Please revise to please make each mention of “minimum death benefit factors” singular and precede the phrase with “applicable.”

Response: The Company has made clarifying revisions. The Company notes that the Policy does, in fact, contain a table listing multiple minimum death benefit factors.

16.

Comment: On p. 54 under “GDR Charge,” please remove “divided by 1,000” from the two introductory sentences to the GDR Charge calculations. In the first paragraph after the two sets of GDR Charge calculations, please also remove the end of the paragraph stating, “…of the greater of (1) the GDR Charge percentage multiplied by the Policy’s Face Amount, or (2) the Policy’s Cash Value.”

Response: The Company has made the requested revisions.

Eversheds Sutherland (US) LLP 1114 Avenue of the Americas, 40th Floor New York, NY 10036-7703 D: +1 212.389.5080 F: +1 212.389.5099 dodiekent@ eversheds-sutherland.com

17.

Comment: On p. 54, please remove the last paragraph at the bottom of the page discussing the representative insured. The characteristics of the representative insured are introduced and discussed in the paragraph at the top of the next page.

Response: The Company has made the requested revisions.

18.

Comment: In the table on p. 59, in the last row, please add a row for the “Total of Distribution Payments Received in 1 Year” for the Guaranteed Minimum Distribution Payment, as well. Please label the rows for the “Total of Distribution Payments Received in 1 Year” as the Maximum and Minimum, respectively.

Response: The Company has made the requested revisions.

19.

Comment: In the last paragraph on p. 60, please add more disclosure discussing the fail-safes in place regarding the calculation of the One-time Payment after a restart. For example, please reference the disclosure added to the third-to-last paragraph on p. 59, and add similar disclosure to the last paragraph on p. 60.

Response: The Company has made the requested revisions.

20.	Comment: On p. 62, in the first line under “Acceleration of Death Benefit for Terminal Illness,” please add “as defined in the SPECIAL TERMS section above as…” to the beginning of the parenthetical.

Response: The Company has added “as defined in the SUMMARY section above as . . .” to the beginning of the parenthetical.

21.

Comment: In the second paragraph under “Acceleration of Death Benefit for Terminal Illness,” in the second-to-last sentence, please confirm the accuracy of the portion of the sentence stating, “which could be more than the dollar amount of the payment.” Query whether the proportional reduction could ever be more than the dollar amount of the payment. If this statement is inaccurate, please remove it.

Response: The Company has clarified the disclosure.

22.	Comment: At the top of p. 76, please bold the first two full sentences.

Response: The Company has made the requested revisions.

Eversheds Sutherland (US) LLP 1114 Avenue of the Americas, 40th Floor New York, NY 10036-7703 D: +1 212.389.5080 F: +1 212.389.5099 dodiekent@ eversheds-sutherland.com

23.	Comment: In the third sentence of the second paragraph on p. D-3, please delete or revise the term “Loan Value,” as that term is not applicable to a discussion of the GDR.

Response: The Company has made the requested revisions.

*        *        *

We appreciate the Staff’s review of and comments on this correspondence filing. We remind you, the Company needs to fully clear all staff comments no later than June 30th, 2023, in order to facilitate its product launch implementation. If you have any additional questions or concerns, please call the undersigned at (212) 389-5080.

Very truly yours,

/s/ Dodie C. Kent
Dodie C. Kent
Partner
Eversheds Sutherland (US) LLP

cc:	Michele Abate, Head of Securities Products & Funds Law, Brighthouse Financial

Alyson Saad, Managing Corporate Counsel, Brighthouse Financial